04019454

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOE Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Brazos Street, Suite 200
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bufus Outlaw, Chairman (512) 476-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris J. Cohen & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1601 Market Street, Suite 2525	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bufus Outlaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOE Securities, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
DONNA P. KELLY, NOTARY PUBLIC
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES MAY 9, 2005

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED
UNIFORM SINGLE REPORT

Part IIA - Page A

Pages 1 to 5

March 31, 2004

BOE SECURITIES INC.
CONTENTS
March 31, 2004

	Page Number
Form X-17A-5	
Auditors' Report	A
Financial and Operational Combined Uniform Single Report, Part IIA, Statement of Financial Condition	1 & 2
Notes to Statement of Financial Condition	3 through 5

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
BOE Securities Inc.

We have audited the accompanying statement of financial condition of BOE Securities Inc. as of March 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOE Securities Inc. as of March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Morris J. Cohen & Co., P.C.

May 21, 2004

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

ASSETS

Line		Allowable	Non-Allowable	Total
1.	Cash	$453,272		$ 453,272
2.	Receivables from brokers and dealers	133,092	$24,518	157,610
4.	Securities owned, at market value			
	D. Other securities	406,502		406,502
5.	Securities and /or other investments not readily marketable:			
	B. At estimated fair value		100	100
10.	Equipment at cost, net of accumulated depreciation of $6,055		24,384	24,384
11.	Other assets		29,234	29,234
12.	Total assets	$992,866	$78,236	$1,071,102

The accompanying notes are an integral part of this financial statement.

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

LIABILITIES AND OWNERSHIP EQUITY

Line	A.I. Liabilities	Non A.I. Liabilities	Total
17. Accounts payable, accrued liabilities, expenses and other	$274,487	$-0-	$ 274,487
20. Total liabilities	$274,487	$-0-	$ 274,487
23. Corporation			
A. Preferred stock			228,315
B. Common stock			1,000
C. Additional paid-in capital			283,000
D. Retained earnings			284,300
24. Total ownership equity			796,615
25. Total liabilities and ownership equity			$1,071,102

The accompanying notes are an integral part of this financial statement.

BOE SECURITIES INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2004

1. Nature of business and background information

The Company provides brokerage services to the investment community. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is headquartered in Texas and is a Pennsylvania corporation that is a wholly-owned subsidiary of the BOE Group, Inc.

2. Summary of significant accounting policies

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Depreciation on equipment is computed on a straight-line basis over its estimated useful life of seven years.

Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Marketable securities consist of the following at March 31, 2004:

Mutual funds at market value	$406,502
Equity securities at fair value	100
	$406,602

The Company uses the specific identification cost method for determining realized gains and losses.

Customers' securities transactions are recorded by the clearing broker (see Note 3) on a settlement date basis and the related commission income and expenses are recorded by the Company on a trade date basis.

2. Summary of significant accounting policies (Continued)

Cash equivalents

For purposes of the statements of financial condition the Company considers money market accounts and certificates of deposit with a maturity date of less than 90 days to be cash equivalents.

For purposes of the statements of cash flows, the Company also considers funds due from clearing broker to be cash equivalents.

Income taxes

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. Deferred income taxes are provided by the liability method for the temporary differences between the financial reporting basis and the tax bases of the Company's assets and liabilities in accordance with SFAS No. 109 "Accounting for Income Taxes."

3. Transaction clearing agreements

The Company has agreements with other member firms of the New York Stock Exchange, whereby the member firms clear all security transactions effected by customers of the Company.

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2004, the Company had net capital of $624,710 which was $524,710 in excess of its required net capital of $100,000. The Company's net capital ratio was .44 to 1.

5. Retirement plan

In fiscal 2004 the Company maintained a SIMPLE IRA retirement plan for the benefit of its employees after one year of service. Contributions to the plan are at the discretion of the Board of Directors.

6. Income taxes

Under the liability method, the tax effects of significant temporary differences that give rise to the deferred tax liability of $8,100 at March 31, 2004 are due to differences in financial and tax depreciation methods. The deferred tax asset of $5,000 at March 31, 2004 is due to certain accrued expenses.

7. Commitments

The Company conducts its operations in facilities under various operating lease arrangements that expire at various dates through April 2008.

Future minimum payments under all leases as of March 31, 2004 are as follows:

Year Ending March 31	
2005	$ 65,963
2006	52,500
2007	53,625
2008	54,750
2009	4,641
	$231,479

8. Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and equivalents, investment securities, and amounts due from clearing broker.

At times during the year the Company maintains cash balances with financial institutions in excess of the amount insured by an agency of the federal government.

The securities owned contain the risk that changes in the market price may make the financial instruments less valuable. The total value of the securities owned subject to market risk at March 31, 2004 was $406,602.

9. Related party transactions

Included in accounts payable and accrued expenses at March 31, 2004 is $11,804 due to the parent company. In addition, tax related federal income taxes due to the parent company were $30,000 for the year ended March 31, 2004. Included in other assets at March 31, 2004 is $13,000 due from an officer of the Company.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED
UNIFORM SINGLE REPORT

Part IIA - Page A

Pages 3 to 16

March 31, 2004

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
CONTENTS
March 31, 2004

	Page Number
Form X-17A-5	
Auditors' Report	A
Financial and Operational Combined Uniform Single Report, Part IIA, Statement of Financial Condition (Bound Separately)	1 & 2
Financial and Operational Combined Uniform Single Report, Part IIA, Statement of Income (Loss)	3
Financial and Operational Combined Uniform Single Report, Statement of Changes in Shareholder's Equity	4
Financial and Operational Combined Uniform Single Report, Statement of Cash Flows	5
Notes to Financial Statements	6 through 9
Financial and Operational Combined Uniform Single Report, Part IIA, Computation of Net Capital	10
Financial and Operational Combined Uniform Single Report, Part IIA, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness	11
Financial and Operational Combined Uniform Single Report, Part IIA, Statement of Changes in Ownership Equity	12
Financial and Operational Combined Uniform Single Report, Part IIA, Exemptive Provision under Rule 15c3-3	13
Financial and Operational Combined Uniform Single Report, Reconciliation of Net Capital Computation	14
Financial and Operational Combined Uniform Single Report, Statement of Changes in Liabilities Subordinated to Claims of General Creditors	15
Letter to the Securities and Exchange Commission	16

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

INDEPENDENT AUDITORS' REPORT

Board of Directors
BOE Securities Inc.

We have audited the accompanying statement of financial condition of BOE Securities Inc. as of March 31, 2004, (bound separately) and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of BOE Securities Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 15 as listed on the foregoing table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Morris J. Cohen & Co., P.C.

May 21, 2004

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

Year Ended March 31, 2004

Number of Months Included in this Statement 12

STATEMENT OF INCOME (LOSS)

Line		
Revenue		
1.d	Total securities commission	$2,241,111
3.	Investment gains	50,854
8.	Other revenue	24,617
9.	Total revenue	2,316,582
Expenses		
10.	Salaries and other employment costs for voting stockholder officers	723,907
11.	Other employee compensation and benefits	541,348
12.	Commissions paid to other broker dealers, floor brokerage fees, and clearance fees	277,010
13.	Interest expense	4,917
14.	Regulatory fees and expenses	14,855
15.	Other expenses	648,384
16.	Total expenses	2,210,421
Net income (loss)		
17.	Net income (loss) before federal and state income taxes and items below	106,161
18.	Provision (credit) for federal and state income taxes	44,689
22.	Net income after federal and state income taxes	$ 61,472

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance, year ended March 31, 2003			100	$1,000	$283,000	$222,828	$506,828
Issuance of preferred shares	1,000	$228,315					228,315
Net income, year ended March 31, 2004						61,472	61,472
Balance, year ended March 31, 2004	1,000	$228,315	100	$1,000	$283,000	$284,300	$796,615

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

STATEMENT OF CASH FLOWS

Cash flows from operating activities	
Net income	$ 61,472
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	4,476
Deferred income taxes	1,200
Net dealer investment gains	(50,854)
Net changes in operating assets and liabilities	
Other assets	(20,060)
Accounts payable and accrued expenses	120,209
Income taxes payable	21,227
	76,198
Net cash provided by operating activities	137,670
Cash flows from investing activities	
Purchase of equipment	(22,103)
Net cash used in investing activities	(22,103)
Cash flows from financing activities	
Proceeds from issuance of preferred stock	2,247
Net cash provided by financing activities	2,247
Net increase in cash and cash equivalents	117,814
Cash and cash equivalents, beginning	493,068
Cash and cash equivalents, ending	$610,882
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 19,127
Cash paid during the year for interest	$ 4,918
Non-cash investing and financing activities:	
Preferred stock issued in exchange for securities contributed to the Company	$226,068

The accompanying notes are an integral part of these financial statements.

BOE SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2004

1. Nature of business and background information

The Company provides brokerage services to the investment community. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is headquartered in Texas and is a Pennsylvania corporation that is a wholly-owned subsidiary of the BOE Group, Inc.

2. Summary of significant accounting policies

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Depreciation on equipment is computed on a straight-line basis over its estimated useful life of seven years.

Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

The Company uses the specific identification cost method for determining realized gains and losses.

Customers' securities transactions are recorded by the clearing broker (see Note 3) on a settlement date basis and the related commission income and expenses are recorded by the Company on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition the Company considers money market accounts and certificates of deposit with a maturity date of less than 90 days to be cash equivalents.

BOE SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2004

2. Summary of significant accounting policies (Continued)

Cash equivalents (Continued)

For purposes of the statements of cash flows, the Company also considers funds due from clearing broker to be cash equivalents.

Income taxes

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. Deferred income taxes are provided by the liability method for the temporary differences between the financial reporting basis and the tax bases of the Company's assets and liabilities in accordance with SFAS No. 109 "Accounting for Income Taxes."

3. Transaction clearing agreements

The Company has agreements with other member firms of the New York Stock Exchange, whereby the member firms clear all security transactions effected by customers of the Company.

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2004, the Company had net capital of $624,710 which was $524,710 in excess of its required net capital of $100,000. The Company's net capital ratio was .44 to 1.

5. Retirement plan

In fiscal 2004 the Company maintained a SIMPLE IRA retirement plan for the benefit of its employees after one year of service. Contributions to the plan are at the discretion of the Board of Directors. The Company made contributions of $4,097 for the plan year ended March 31, 2004.

BOE SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2004

6. Income taxes

Income taxes consist of the following at March 31, 2004:

Federal income taxes	
Current	$30,000
Prior year overaccrual	(5,466)
Deferred	600
	25,134
State income taxes	
Current	15,000
Prior year underaccrual	3,955
Deferred	600
	19,555
Total income taxes	$44,689

Under the liability method, the tax effects of significant temporary differences that give rise to the deferred tax liability of $8,100 at March 31, 2004 are due to differences in financial and tax depreciation methods. The deferred tax asset of $5,000 at March 31, 2004 is due to certain accrued expenses.

The Company's effective income tax rate is higher than what would be expected if Federal and State statutory rates were applied to income before income taxes because of non-deductible expenses.

7. Commitments and rent expense

The Company conducts its operations in facilities under various operating lease arrangements that expire at various dates through April 2008. Rent expense (included in occupancy expenses) for the year ended March 31, 2004 was $63,497.

The Company rents equipment under a short-term operating lease. Equipment rental (included in communications expenses) was $20,400 for the year ended March 31, 2004.

BOE SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2004

7. Commitments and rent expense (Continued)

Future minimum payments under all leases as of March 31, 2004 are as follows:

Year Ending March 31	
2005	$ 65,963
2006	52,500
2007	53,625
2008	54,750
2009	4,641
	$231,479

8. Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and equivalents, investment securities, and amounts due from clearing broker.

At times during the year the Company maintains cash balances with financial institutions in excess of the amount insured by an agency of the federal government.

The securities owned contain the risk that changes in the market price may make the financial instruments less valuable. The total value of the securities owned subject to market risk at March 31, 2004 was $406,602.

The Company had three major customers in 2004 which represented 54% of revenues from commissions for the year ended March 31, 2004.

9. Related party transactions

The Company was charged management fees by its parent company of $78,270 for the year ended March 31, 2004. In 2004, the Company also paid $10,000 to an entity owned by its parent company for management services.

In 2004, the Company also paid $60,000 to an entity controlled an officer of the Company for management services. The Company also paid $28,000 to a person related to this officer in connection with consulting services provided to the Company.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

COMPUTATION OF NET CAPITAL

Line			
1.	Total ownership equity from Statement of Financial Condition		$796,615
3.	Total ownership equity qualified for net capital		$796,615
5.	Total capital and allowable subordinated liabilities		$796,615
6.	Deductions and/or charges:		
6 A.	Total nonallowable assets from Statement of Financial Condition		78,236
8.	Net capital before haircuts on securities positions		718,379
9.	Haircuts on securities:		
9C.	Other securities	$ 60,975	
9D.	Undue concentration	18,543	
9E.	Other		
	Certificates of deposit	8,000	
	Money market funds	6,151	
			93,669
10.	Net capital		$624,710

These financial and operational combined uniform single reports are subject to the auditors' report.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line		
11.	Minimum net capital required (6-2/3% of line 19)	$ 18,300
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) (Not presented herein)	100,000
13.	Net capital requirement (Greater of line 11 or 12)	100,000
14.	Excess net capital (Line 10 less line 13)	524,710
15.	Excess net capital at 1000% (Line 10 less 10% of line 19)	597,262

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	274,487
19.	Total aggregate indebtedness	274,487
20.	Percentage of aggregate indebtedness to net capital (Line 19 ÷ by line 10)	.44%

These financial and operational combined uniform single reports are subject to the auditors' report.

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

Year Ended March 31, 2004

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Line		
1.	Balance, beginning of period	$506,828
1 A.	Net income	61,472
1 B	Additions	228,315
2.	Balance, end of period	$796,615

These financial and operational combined uniform single reports are subject to the auditors' report.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Line

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms:

Donaldson, Lufkin, Jenrette Securities Corporation
(Pershing Division)

Broadcort Capital Corporation

Dresdner Kleinwort Wasserstein

HSBC Securities (USA) Inc.

These financial and operational combined uniform single reports are subject to the auditors' report.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF March 31, 2004)

Net capital, as reported in Company's Part II (unaudited)

Focus report	$653,481
Net audit adjustments	31,211
Increase in non-allowable assets	(44,211)
Increase in haircuts and undue concentration	(15,346)
Other items	(425)
Net capital, per line 10	$624,710

These financial and operational combined uniform single reports are subject to the auditors' report.

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2004

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, March 31, 2003	$ -0-
A. Increase	
B. Decrease	
Balance, March 31, 2004	$ -0-

These financial and operational combined uniform single reports are subject to the auditors' report.

BOE Securities Inc.

Texas Office:
Baustin Brazos Building
815 Brazos Street
Suite 200
Austin, TX 78701
Phone: 512-476-9600
Fax: 512-476-0278
www.boegroup.com

Philadelphia Office:
2 Penn Center Plaza
1500 JFK Boulevard
Suite 430
Philadelphia, PA 19102
Phone: 215-568-5500
Fax: 215-568-5588

Chicago Office:
Chicago Stock Exchange
440 S. LaSalle Street
4th Floor
Chicago, IL 60605
Phone: 312-663-2002
Fax: 312-663-2513

Baltimore Office:
2901 Druid Park Drive
Suite A46
Baltimore, MD
Phone: 410-462-5200
Fax: 410-462-4344

June 23, 2004

US Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Attention: Chief Examiner

Gentlemen:

I, THE UNDERSIGNED, holder of voting shares as of March 31, 2004 of BOE Securities Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of financial statements and schedules.

I hereby certify that, to the best of my knowledge and belief, these financial statements and schedules, prepared as of March 31, 2004 are true and correct.

Bufus Outlaw, President

Subscribed and sworn before me this

23 day of June, 2004.

NOTARIAL SEAL
DONNA P. KELLY, NOTARY PUBLIC
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES MAY 9, 2005

Notary

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

BOE Securities Inc.
Year Ended March 31, 2004

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
BOE Securities Inc.

We have audited the Financial Statements of BOE Securities Inc. for the year ended March 31, 2004 and have issued our report thereon dated May 21, 2004. In planning and performing our audit of the financial statements of BOE Securities Inc. (the Company), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris J. Cohen & Co., P.C.

May 21, 2004